650 Town Center Drive, 20th Floor
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Tel: (714) 540-1235 Fax: (714) 755-8290
www.lw.com

FIRM / AFFILIATE OFFICES
	Barcelona	New Jersey
	Brussels	New York
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April 17, 2007	Hamburg	Paris
	Hong Kong	San Diego
	London	San Francisco
	Los Angeles	Shanghai
	Madrid	Silicon Valley
	Milan	Singapore
Christina Chalk, Special Counsel	Moscow	Tokyo
Securities and Exchange Commission	Munich	Washington, D.C
Division of Corporate Finance
Office of Mergers and Acquisitions	File No. 006728-0155
100 F Street, NE
Washington, D.C. 20549

Re:	Biosite, Inc.

Schedule TO-T filed on April 2, 2007 by Beckman Coulter, Inc.

and Louisiana Acquisition Sub, Inc.

Schedule TO-T/A filed on April 5, 2007

Schedule TO-T/A filed on April 9, 2007

Schedule TO-T/A filed on April 10, 2007

SEC File No. 5-50351

Dear Ms. Chalk:

We hereby respond on behalf of Beckman Coulter, Inc. (“Beckman”) and Louisiana Acquisition Sub, Inc. (the “Purchaser”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated April 10, 2007 (the “Comment Letter”), to the above referenced Schedule TO-T, as amended. Beckman and the Purchaser are simultaneously filing via EDGAR this letter (tagged as correspondence) and Amendment No. 4 to the Schedule TO-T (“Amendment No. 4”). For your convenience, we have also attached a copy of Amendment No. 4 in the traditional, non-EDGAR format, to this letter.

Beckman and the Purchaser have the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Schedule TO-T – Exhibit (a)(1)(A) – Offer to Purchase dated April 2, 2007.

1.

Summary Term Sheet – Are there any compensation arrangements between Beckman and Biosite’s executive officers or other key employees? Page 2: You disclose that Beckman and Biosite have not yet agreed upon the terms of compensation and benefit plan equity awards for affiliates of Beckman, but are continuing to discuss those arrangements. Please generally describe the parameters of the possible

April 17, 2007

arrangements with Biosite affiliates with respect to their continued affiliation with the Company after the merger. In particular, indicate the upper end of their total equity participation in the continuing entity. We may have additional comments after reviewing your response.

Response: We have revised the disclosure referenced in the comment above in response to the Staff’s comment.

2.	What is the Top Up Option and when could it be exercised? Page 5: Please clarify how and why the Top-Up Option could be exercised multiple times, or “re-exercised,” as you state at the bottom on page 5.

Response: We have revised the disclosure referenced in the comment above in response to the Staff’s comment.

3.	Background of the Offer; Past Contacts, Negotiations and Transactions, Page 26: Throughout this section, you refer to confidential forecasts and projections provided to Beckman’s representatives by Biosite during the course of the negotiations resulting in this tender offer. All non-public financial forecasts and projections provided by Biosite to Beckman and resulting in this offer must be disclosed in the Offer to Purchase. In addition, please disclose the material assumptions upon which such projected figures are based.

Response: We have revised the disclosure referenced in the comment above in response to the Staff’s comment.

4.	Background of the Offer; Past Contacts, Negotiations and Transactions, Page 26: During the negotiations leading up to this tender offer, Beckman several times proposed to acquire Biosite for consideration consisting in whole or in part of stock. However, in this offer, you are making an all-cash offer. Please advise why the terms of the transaction changed in this manner.

Response: We supplementally advise the Staff that Beckman’s initially proposed transactions to acquire Biosite provided for a combination of cash and stock consideration, with the maximum amount of cash issuable in each proposed transaction being limited to a level designed to allow the transaction to constitute a reorganization for federal income tax purposes. Beckman believed these proposed transaction structures would be attractive to Biosite stockholders with a low tax basis in their Biosite stock because those stockholders could elect to receive a portion of the consideration in the form of stock and defer some of the taxes that would otherwise be payable on their gains realized in connection with the transaction. However, because Beckman believed that its stock was undervalued by the stock market, in calculating Beckman’s cost to effect the transaction, Beckman placed a greater value on the stock portion of the consideration than would be implied by the trading price of its stock. Accordingly, Beckman revised its proposal to provide for an all cash offer at a higher price per share of Biosite common stock, which was then accepted by Biosite’s board of directors.

April 17, 2007

5.	Conditions of the Offer, Page 50: All offer conditions, other than conditions related to regulatory approvals necessary for consummation of the offer, must be satisfied or waived as of the expiration of the offer. Revise this section to clarify that all of the listed offer conditions will be judged as of expiration.

Response: We have revised the disclosure referenced in the comment above in response to the Staff’s comment.

Schedule TO-T/A filed on April 9, 2007

6.	We note the assertions in the letter dated April 5, 2007 filed as an exhibit to Amendment 2 to the Schedule TO-T. In that letter to Biosite, you assert that Biosite is prohibited from responding to Inverness’ request for additional information under the terms of the merger agreement. You further note that responding in violation of the merger agreement would put Biosite in the position of breaching Section 5.3 of the agreement and “could ultimately prevent Biosite from being able to terminate the merger agreement to accept an alternative transaction.” You further state that if Biosite responds to Inverness’s inquiries, “Beckman would potentially also have the right to terminate the merger agreement and receive a $50 million termination fee from Biosite . . .” which fee “will come out of Biosite’s stockholders’ pockets.” Today Biosite issued a press release entitled “Biosite Prepared to Engage in Negotiations with Inverness Medical Innovations.” The press release indicates that the Biosite Board has authorized the company to “engage and participate in” negotiations with Inverness, which may include providing non-public financial information to Inverness. Given Beckman’s assertions in its letter dated April 5, 2007 and the apparent contradictory interpretation of the merger agreement by Biosite, advise how Beckman will proceed.

Response: Beckman has reserved its rights to enforce the terms of the Merger Agreement.

* * *

In making the responses above, we, on behalf of Beckman and the Purchaser, acknowledge that (i) Beckman and the Purchaser are responsible for the adequacy and accuracy of the disclosure in the Schedule TO-T; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO-T; and (iii) neither Beckman nor the Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 17, 2007

Once you have had time to review our responses to the Staff’s comments and the corresponding changes in Amendment No. 4, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call Paul D. Tosetti at (213) 891-8770 or me at (714) 755-8212.

Sincerely,

/s/ Jonn R. Beeson
Jonn R. Beeson
of LATHAM & WATKINS LLP

Enclosures

cc:	Paul D. Tosetti, Esq., Latham & Watkins LLP (via electronic mail)

Cary K. Hyden, Esq., Latham & Watkins LLP (via electronic mail)

Scott Garrett, Beckman Coulter, Inc. (via electronic mail)

Paul Glyer, Beckman Coulter, Inc. (via electronic mail)

Arnold Pinkston, Beckman Coulter, Inc. (via electronic mail)

Keith Flaum, Cooley Godward Kronish LLP (via electronic mail)